[CLIFFORD CHANCE US LLP LETTERHEAD]

September 11, 2006

Linda Van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-4561

Re:	iStar Financial Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-15371

Dear Ms. Van Doorn:

On behalf of our client, iStar Financial Inc. (the “Company’),  we would like to thank you for the opportunity to speak with you and your colleagues from the Staff of the Commission on Thursday, September 7, 2006.   It was a very helpful discussion.

The purpose of this letter is to provide the Staff with the additional analysis requested during our call.

Valuation Discounts

The Company has given further consideration to the discounts previously applied to its HPU securities.  As noted during our discussion, the Company ceased applying a 15% forfeiture discount beginning with its 2005 HPU Plan.  The Company has determined that it will no longer apply a 5% non-voting discount to the HPU securities.  The Company believes that a 25% liquidity discount is appropriate in light of the following factors:

•                  HPU common stock is permanently illiquid and, based upon the direct experience of the Company’s employees, cannot be used as collateral to obtain loans;

•                  In determining an appropriate valuation for the HPU common stock, the Company analyzed the price and yield characteristics of the Company’s outstanding preferred and common equity securities, and the levels of returns required by investors in those securities, as a reference point.  The Company believes that investors would require a 3% to 5% additional return in excess of the yield on its preferred stock to account for both the illiquidity of the HPU common stock as well as is lower priority in the capital

September 11, 2006	Page 2

                        structure.  When a 4% premium (mid-point of the range) is applied to the Company’s preferred stock dividend yield for the period from January 1, 2000 through September 6, 2006, this return represents an average price discount of 36% to the Company’s common stock price over the same period.  This analysis indicates that a liquidity discount of up to 36% would be logical and consistent with the benchmarks implied by the Company’s other securities over the prior six and a half-year period.

•                  The Company’s analytical view was confirmed by an independent investment bank, which concluded that a liquidity discount of up to 35% would be appropriate.  The valuation of each HPU plan was also approved by the compensation committee of the Company’s board of directors and in 2002 the initial plan was presented to and approved by the Company’s shareholders.  Subsequent plans were also approved by the Company’s shareholders in 2003, 2004 and 2005.

•                  In discussions with other senior executives of the Company about their willingness to purchase vested HPU shares from other employees, the executives indicated varying levels of interest at a discount of 30% or greater to the value of the Company’s common stock; and

•                  The Company’s management has significant expertise in valuing the risks/returns of complicated investments.

Accordingly, the Company believes that a liquidity discount of  25%  is supported by objective evidence and is appropriate for the HPUs.

SAB 99 Analysis

The Company has evaluated the materiality of the compensation expense resulting from the elimination of the forfeiture and non-voting discounts and the reduction of the liquidity discount to 25%.  In its evaluation, the Company has considered both the quantitative and qualitative impact as required by SAB 99 and APB 28, paragraph 29.

Set forth below is a table which provides the detail of the valuation adjustments described above with respect to previously issued HPU securities.  This table shows the difference between (1) the actual purchase prices paid by Company employees for the HPU common stock and (2) purchase prices that are grossed up to reflect  a 25% liquidity discount and no non-voting or forfeiture discount.  As shown in the table, the cumulative compensation expense for the historical periods 2002-2005 and the first and second quarters of 2006 resulting from the valuation adjustments is approximately $4.5 million.

September 11, 2006	Page 3

	2002	2003	2004	2005	June 30, 2006
	(Dollars in Millions)
Actual Purchase Price	$2.7	$1.8	$1.4	$0.9	$1.0

Grossed-Up Purchase Price	$4.6	$3.0	$2.3	$1.5	$1.7

Additional Compensation Expense(1)	$2.4	$1.2	$0.5	$0.2	$0.1

Net Income	$215.3	$292.2	$260.4	$287.9	$178.5

Additional Expense as % of Net Income	1.1%	0.4%	0.2%	0.1%	0.1%

Based on the Company’s current estimate of its net income for the third quarter and full year of 2006 of $110.4 million and $385.1 million, respectively, the cumulative $4.5 million charge would represent approximately 4.1% and 1.2%, respectively, of such estimated net income.

The Company has concluded that the amount of additional compensation expense would have been inconsequential for the fiscal years ended December 31, 2003 through 2005, and that the amount of additional expense for the 2002 fiscal year, and the cumulative amount of $4.5 million in the third quarter and full year of 2006, are immaterial to such periods on a quantitative basis.

The Company has further concluded that the additional compensation expense is immaterial to all periods on a qualitative basis.  Specifically,

•                  The additional expense arises from an estimate (the discount rate used) and not a precise measurement and as such there is some degree of imprecision inherent in the estimate.

•                  The additional expense would not have masked a change in earnings or other trends.

•                  In no period would the additional expense have caused the Company to miss analysts’ consensus expectations.

•                  In no period would the additional expense have changed the Company’s earnings from an income to a loss.

•                  The additional expense did not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

(1)          Note that the additional compensation expense gives effect to amortization over the measurement period of each HPU plan.

September 11, 2006	Page 4

•                  The additional expense would not have affected the Company’s compliance with loan covenants or other contractual requirements.

•                  The additional expense would not have had any affect on management’s compensation.

•                  The additional expense did not involve concealment of an unlawful transaction.

•                  Management did not intentionally misstate numbers as it was not aware of the SEC’s position regarding discounts above 5% and this position is not provided in any authoritative public guidance.

Proposed Accounting Treatment and Disclosure

In order to give effect to the revised valuation adjustment, the Company will record a stock-based compensation charge of approximately $4.5 million to general and administrative expense in the statement of operations in its Form 10-Q for the third quarter of 2006 to reflect the cumulative additional compensation expense. In addition, the Company will include the following disclosure regarding this additional expense in footnote 12 to the financial statements in the Form 10-Q:

Out of Period Adjustment

During the quarter ended September 30, 2006, the Company recorded a charge to general and administrative expense relating to stock based compensation in connection with the Company’s High Performance Unit equity compensation program for senior management.  The non-cash compensation charge of approximately $4.5 million is the result of a correction to the applicable fair values of the 2002-2008 HPU plans.  The employee participants in the plans purchased their interests in the plans based on the fair values originally determined at the applicable dates of grant of the original plans.  The portion of the charge relating to the years ended December 31, 2002-2005 was determined pursuant to the requirements of SFAS 123 which was in effect for those years, and the portion relating to the first two quarters of the year ending December 31, 2006 was determined pursuant to SFAS 123R which became effective for 2006.  The Company has concluded that the amount of stock based compensation charges that should have been previously recorded are not material to any of its previously issued financial statements.  The Company has further concluded that the cumulative charge of approximately $4.5 million is not material to the quarter ended September 30, 2006, nor is it expected to be material to the current fiscal year.  As such, this cumulative charge was recorded in the statement of operations for the three months ended September 30, 2006, rather than restating prior periods.

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September 11, 2006	Page 5

We trust that we have been responsive to your requests.   If you have any questions or need any further information, please do not hesitate to contact me at 212-878-8526 or Ms. Rice at 212-930-9470.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:	Catherine D. Rice — iStar Financial Inc.
Timothy C. Conlon — PricewaterhouseCoopers, LLP